Filed Pursuant to Rule 253(g)(2)

File No. 024-11212

Fundrise East Coast Opportunistic REIT, LLC

SUPPLEMENT NO. 9 DATED December 31, 2020

TO THE OFFERING CIRCULAR DATED July 15, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (“we”, “our” or “us”), dated July 15, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 15, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On December 29, 2020, the Manager of the Company declared a daily distribution of $0.0012328767 per share (the “January 2021 Daily Distribution Amount”) (which equates to approximately 3.86% on an annualized basis calculated at the current rate, assuming a $11.66 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2021 and ending on January 31, 2021 (the “January 2021 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the January 2021 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2021. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.